Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 71.9 meters of 1.13 g/t Gold-Equivalent Oxide Mineralization at the Akarca JV Project, Turkey

Vancouver, British Columbia, October 29, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce drill results from the Akarca gold-silver project in Turkey, including hole AKC-25 with an oxide intercept of 71.9 meters averaging 1.13 g/t gold-equivalent including a subinterval of 3.45 meters @ 4.77 g/t gold and 98.83 g/t silver. Further, EMX’s programs continue to return high grade gold-silver rock channel sample results from multiple prospects and new discoveries outside of the main target area. Oxide gold-silver drill intercepts from multiple zones, coupled with gold-silver mineralization over a combined 7 square kilometer area, continue to confirm Akarca’s potential to host a bulk minable precious metals system. Akarca is under joint venture agreement (JV) with a wholly owned subsidiary of Centerra Gold Inc. See attached map and www.eurasianminerals.com for more information.

Akarca Drill Results. This year’s on-going Akarca drill campaign continues to intersect broad zones of gold-silver mineralization, as well as higher grade intercepts within these zones. To date, the drilling has focused on the Kucukhugla Tepe and Hugla Tepe zones that are located in a broad 1.2 by 1 kilometer area of strongly anomalous surface geochemistry (gold-in-soil anomalies > 0.1 g/t Au, with multiple rock samples over 10 g/t Au and 100 g/t Ag) and concealed geophysical targets (IP-resistivity). Previous drill results in this area yielded significant gold-silver mineralization in 75% of the holes (24 out of 32 holes, including 63.7 m @ 1.54 g/t Au and 14.5 g/t Ag in hole AKC-1). Results from this year’s first eight core holes, totaling 1052.3 meters of drilling, are summarized and discussed below. All reported intervals are oxide.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEquiv (g/t)	Comments
AKC-22	66.50	74.00	7.50	0.24	1.43	0.26	IP target north of Kucukhugla Tepe
	81.50	89.60	8.10	0.35	1.85	0.38
AKC-23 including	98.50	106.20	7.70	1.77	3.36	1.83	Hugla Tepe. Fills in along strike and
	104.00	106.20	2.20	6.06	9.80	6.24	to depth.
AKC-24	Anomalous Au-Ag occurs sporadically						Blind IP resistivity target west of Hugla Tepe. Silicified 18-36m.
AKC-25 including including	1.40	73.30	71.90	0.96	9.38	1.13	Kucukhugla Tepe. Fills in along strike.
	17.65	21.10	3.45	4.77	98.83	6.56
	38.90	41.65	2.75	5.27	13.82	5.52
AKC-26	2.50	48.20	45.70	0.68	5.29	0.78	Kucukhugla Tepe. Fills in along strike.
including	23.90	27.10	3.20	3.12	21.19	3.51
	86.25	94.00	7.75	0.37	3.47	0.43
AKC-27	56.00	74.20	18.20	0.68	9.58	0.85	Hugla Tepe. Fills in along strike and to depth.
AKC-28	103.60	117.85	14.25	0.46	1.76	0.50	Hugla Tepe. Fills in along strike and to depth.
AKC-29 including	13.10	179.8	166.7	0.57	3.58	0.64	Hugla Tepe. Collared in zone footwall - true thickness interpreted as ~40 meters.
	19.00	21.20	2.20	4.08	52.19	5.02

Notes: Intervals reported at a nominal 0.2 g/t Au equivalent cutoff and min length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries are equal. True thickness estimated at 60-90% of reported interval length, except for AKC-29.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
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The reporting cutoff for the table above is 0.2 g/t gold equivalent, recognizing a) a cutoff commonly used in open pit operations world-wide, and b) the important contribution that silver makes in addition to the gold grades for evaluating the Akarca low sulfidation deposit. The Company is re-evaluating previous drill results that were reported at a 0.3 g/t gold cutoff.

Hugla Tepe. Four holes were drilled in the Hugla Tepe zone, with all returning significant or anomalous gold intercepts. The Hugla Tepe zone has 650 meters of northeast trending strike length defined by a combination of drilling, mapped veins, gold-silver rock geochemistry, and IP resistivity anomalies. Three holes (AKC-23, AKC-27, and AKC-28) were collared approximately 65-90 meters southeast of the mapped vein. These holes further defined the oxide gold-silver mineralized zone at depth (i.e., currently defined as over 100 meters vertical extent) and along strike. AKC-29 was collared in the footwall of Hugla Tepe, and as currently interpreted, cuts across a 40 meter wide zone at an acute angle. This hole demonstrates the continuity of gold-silver mineralization up and down dip.

Kucukhugla Tepe. The two new holes (AKC-25, AKC-26) at Kucukhugla Tepe both intersected broad zones of gold-silver mineralization, and filled in along strike between previous drill holes. The 345 channel samples collected so far in 2010 (26% > 1 g/t Au, max 32.8 g/t Au, 480 g/t Ag) have defined a new, sub-parallel vein 65 to 90 meters north of the previously mapped vein. Channel samples from the northwest exposures of this new vein zone average 1.5 g/t gold and 18.6 g/t silver from 253 samples over 165 meters of strike length. Channel samples over a 33 by 51 meter area from outcrops towards the southeast average 3.22 g/t gold and 52.3 g/t silver. The discovery of this new, in-parallel zone at Kucukhugla Tepe helps define a 420 by 90 meter, northwest trending gold-silver zone defined by drilling, gold-silver rock geochemistry, and coincident IP-resistivity anomalies.

Other Drill Targets. Two northeast trending IP resistivity targets between the Hugla and Fula Tepe zones were tested with AKC-22 and AKC-24. AKC-22 intersected 8.1 meters averaging 0.35 g/t gold and 1.85 g/t silver beneath a surface mapped vein zone. AKC-24 tested a „blind’ target beneath cover, and intersected anomalous gold and silver mineralization, as well as quartz veining and silicification.

EMX continued surface mapping and sampling at the Fula Tepe zone, also in the main target area, to follow-up on sub-cropping quartz veins assaying up to 73.80 g/t gold and 1,090 g/t silver (see EMX news release dated March 4, 2010). Thus far 58% of 139 rock samples assay greater than 1 g/t gold over an area of 55 by 450 meters. Drill permits have been granted, and a follow-up core program is anticipated for 2011.

Surface Results from Arap Tepe, Baglarbasi Tepe and Two New Discoveries. Arap Tepe and Baglarbasi Tepe are located approximately 1.5 to 3.0 kilometers east of the main target area, and are recent discoveries from 2009. New 2010 discoveries include Percem Tepe, located 1.4 kilometers north of Arap Tepe, and Sarikaya Tepe situated 900 meters west of Kucukhugla.

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Arap Tepe. Three subzones of gold-silver mineralized epithermal quartz veins range from 145 to 170 meters in strike length, and from 1 to 16 meters in width. Channel samples assayed up to 3.78 g/t gold, 13.8 g/t silver, with 9% (69 total) assaying greater than 1 g/t gold. Follow-up drilling will take place before the end of the year.

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Baglarbasi Tepe. Two quartz vein zones have been identified with 35 to 207 meters of strike length, and widths from 1 to 8 meters. Channel samples assayed up to 7.78 g/t gold and 15.75 g/t silver, with 19% (out of 63 total) assaying greater than 1 g/t gold.

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Percem Tepe. Three mineralized quartz vein zones have strike lengths of 85 to 150 meters, and range from 1 to 18 meters in width. Channel samples assayed up to 66.0 g/t gold and over 100 g/t silver (overlimit assays pending), with 12% of 217 rock samples assaying greater than 1 g/t gold.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

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Sarikaya Tepe. Silica replacement and epithermal quartz vein zone has been mapped along strike for approximately 420 meters, with the thickness of the silica body reaching up to 75 meters. Channel samples from the vein zone assayed up to 54.7 g/t gold and 521 g/t silver.

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com